NEWS RELEASE

ALDERON CONFIRMS RAIL AND PORT CAPACITY

Dated: January 11, 2011	(TSX.V: ADV) (OTCQX: ALDFF)

Alderon Resource Corp. (TSX.V: ADV) (OTCQX: ALDFF) (“Alderon”) is pleased to confirm railway and port capacity in Labrador and Quebec, Canada.

Alderon has initiated discussions with Iron Ore Company of Canada (“IOC”), a member of the Rio Tinto group, on use of the Quebec North Shore & Labrador (“QNS&L”) railway.  Alderon has also initiated discussions with the Port of Sept-Iles for access to their soon to be constructed deep water multi-user facility.  Discussions will be ongoing with both of these parties to firm up accountabilities, logistics and costs as part of the Scoping Study due for completion late Q2 2011 and Feasibility Study to be completed early 2012.

“We are quickly demonstrating the potential of our Kami Project and therefore want to have all the logistics for transporting final product from mine to customer settled,” says Matt Simpson, COO of Alderon.

In terms of the railway, although still preliminary, Alderon will likely need to lease or purchase locomotives and railcars which will be operated by QNS&L plus pay for any additional sidings required on the railway.  Alderon would be seeking a regular daily service from QNS&L to minimize both operating and capital costs as compared to an as required service used by some of the aspiring smaller direct shipping producers in the area.

In regards to the Port, the Port Authority owns substantial land at their berth which would be leased to Alderon on a long term contract.  Alderon would be accountable to pay for its car dumper, stacker and reclaimer while the Port would manage the berth and ship loading activities at their soon to be constructed berth; when completed, this berth will have a 23m water depth capable of handling the largest Capsize Ocean going vessels.  A fee would be paid to the Port for the land lease and for tonnage transported across their system.

About Alderon

Alderon is a leading iron ore exploration and development company in Canada. The Kami Project is located within an existing iron ore district and is surrounded by producing iron ore mines. The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production.

For more information on Alderon, please visit our website at www.alderonmining.com

ON BEHALF OF THE ALDERON BOARD

“Mark J. Morabito”

President & CEO

Vancouver Office	Toronto Office
T: 604-681-8030	T: 416-309-2135
F: 604-681-8039	F: 416-861-5887
E: info@alderonmining.com
www.alderonmining.com

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